Exhibit 1.01

KOPIN CORPORATION

Conflict Minerals Report
for the Reporting Period from January 1, 2016 to December 31, 2016

1.	Background/Summary of Conflict Minerals

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), requires registrants that file reports with the Securities and Exchange Commission (“SEC”) under Sections 13(a) or 15(d) of the Exchange Act of 1934 to determine whether conflict minerals (defined as tin, tantalum, tungsten or gold, the “3TGs” or “conflict minerals”) are necessary to the functionality or production of manufactured products. If such conflict minerals are necessary, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any such conflict minerals originated in the Democratic Republic of the Congo or any adjoining country (collectively the “Covered Countries”), or are from recycled or scrap sources.

If based on the results of the RCOI, the registrant has reason to believe that the necessary conflict minerals may have originated in a Covered Country and it has reason to believe that such conflict minerals may not be from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of its 3TGs. This due diligence must be conducted in accordance with the framework established by the Organization of Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or other nationally- or internationally-recognized framework.

If, as a result of the due diligence, the registrant determines that its conflict minerals may have originated in any of the Covered Countries, or the registrant is unable to determine the country of origin, the registrant is required to file a report on Form SD (a Specialized Disclosure Report) with the SEC that must include a Conflict Minerals Report that includes a description of the registrant’s due diligence measures as an exhibit. The Form SD must also include a separate heading entitled “Conflict Minerals Disclosure” and disclose that the registrant has filed a Conflict Minerals Report, together with a link to the registrant’s publicly available website.

In accordance with Section 1502 of the Dodd-Frank Act and the SEC regulations, Kopin Corporation (“Kopin”) is submitting this Conflict Minerals Report for the reporting period from January 1, 2016 to December 31, 2016.

2.	Company Overview

Kopin is a leading developer of Wearable technology a collection of technologies and software which can be integrated to create headset reference designs which use voice as the user interface and through the use of wireless technologies can contact other users or information from the cloud. The headset reference designs range from a headset which resembles typical eyeglasses but include audio capabilities allowing the user to communicate with other users to our industrial headset reference design which includes an optical pod with one of our display products, a microprocessor, memory, various commercially available software packages and an operating system software we developed that includes our proprietary noise cancellation technologies.

Kopin’s display products consist of miniature, high performance, high resolution active matrix liquid crystal displays either sold separately or in various configurations with optical lenses and electronics contained in either plastic or metal housings. Current applications which include our miniature, high performance, high resolution display products are military devices, such as thermal weapon sights, and consumer devices such as digital cameras; devices that are capable of accessing the Internet using digital wireless devices and viewing data or video from other consumer electronics devices. Kopin’s display products are also configured as spatial light modulators for applications that include industrial equipment for 3D Automated Optical Inspection and cinematography cameras. Additional information about Kopin is available on its website at www.kopin.com.

Kopin strives to apply high ethical, moral and legal principles in every aspect of its business conduct and the responsible sourcing of minerals through its global supply chain. Kopin is working diligently with its global supply chain partners to ensure compliance with the SEC’s conflict minerals regulations, as set forth below.

3.	Kopin’s Due Diligence on Source and Chain of Custody

Kopin designed its conflict minerals due diligence framework to materially conform to the internationally-recognized framework developed by OECD. Kopin’s designed due diligence framework for 2016 included the steps listed below. Based on the risks identified Kopin will develop reasonable policies to deal with issues identified.

Step 1: Establish Internal Management Systems

Step 2:     Identify and Assess Risks in Kopin’s Supply Chain

Step 3: Report Annually on Supply Chain Due Diligence

Based on the due diligence framework, Kopin conducted the following activities:

Establish Internal Management Systems

Kopin established a team responsible for the due diligence process, which included employees involved with material procurement, quality control and engineering. Kopin also established a Conflict Minerals Policy that states its commitment to ethical business conduct and the responsible sourcing of minerals through its global supply chain. The Policy is available at www.ir.kopin.com/investors. In addition, conflict mineral terms and conditions will be incorporated in our purchase orders.

Identified and Assessed Risks in the Supply Chain

There are many levels of suppliers, manufacturers and/or distributors between Kopin and the smelters/refiners in Kopin’s supply chain. Obtaining information about smelters/refiners in Kopin’s chain was challenging because Kopin is distant from the sources of 3TGs in its products. In order for Kopin to identify the risk that the 3TGs in its supply chain may be coming from sources supporting armed groups in the Covered Countries, Kopin requested its identified suppliers to provide information regarding sources of 3TGs in the products supplied to Kopin and to identify the 3TG smelters/refiners in the supply chain. To solicit this information, Kopin adopted the template developed by Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the “EICC-GeSI Conflict Minerals Reporting Template (“CMRT”) version 3.02. Kopin relies upon its suppliers to provide information on the origin of the 3TGs contained in its components and materials supplied to it, including sources of 3TGs that are supplied to them from sub-tier suppliers. Kopin asked 41 of its suppliers identified as having supplied Kopin with product in 2016 to complete and return the EICC-GeSI Conflict Minerals Reporting Template.

Kopin’s Responses to Identified Risks

For those suppliers who responded and indicated that the EICC-GeSI report was applicable Kopin reviewed the supplier survey responses, and based on the results, determined which suppliers required follow-up.

Of the 41 suppliers identified as supplying Kopin with product in 2016 and requested by Kopin to complete the EICC-GeSI Conflict Minerals Reporting Template, 17 suppliers responded that they use conflict metal in their products. Of the 17 responses that indicated the use of conflict metal in their products, 10 indicated that they had identified all of the smelters their company and its suppliers use to supply the products and seven responded that they had not identified all of the smelters. Of the 17 responses that indicated the use of conflict metal in their products, six responded that they could conclude that the source(s) of 3TG in specific products supplied to Kopin were not from a Covered Country, two suppliers reported that the origin of 3TGs was unknown, and nine suppliers reported that the 3TGs originated from a Covered Country. Of the nine suppliers that reported to us that they sourced 3TGs from Covered Countries five stated that the smelters used had been compliant with the Conflict-Free Sourcing Initiative. For suppliers that provided incomplete responses or did not respond at all, Kopin followed-up through additional email communications. Kopin established a documentation and record maintenance mechanism to ensure the retention of relevant documentation in an electronic database. Given the incomplete information received by Kopin from its suppliers of parts containing 3TGs and the assertion by nine suppliers that they sourced 3TGs from a Covered Country, Kopin has not been able to determine whether any 3TGs in products that Kopin manufactured in 2016 financed or benefited armed groups in a Covered Country.

Kopin is reporting annually to the SEC, the public and its shareholders by filing this SEC disclosure. Kopin expects to make further progress in reaching through the levels of its supply chain in the continued effort to identify the smelters/refiners supplying the 3TGs in our products and to obtain information about their 3TG mineral sourcing and due diligence practices. Kopin’s focus in 2017 is to follow-up with suppliers who provide incomplete responses. Using the information obtained from our direct suppliers, we plan to obtain as much information as we can about the identities and status of the 3TG smelters/

refiners in our supply chain. Due to the many levels of suppliers, manufactures and/or distributors, it will take time for many of Kopin’s suppliers to verify the origin of all of the conflict minerals.

4.	Description of Kopin Products

Kopin sells active matrix liquid crystal displays (AMCLDs) which are similar to a lap top display but are less than 1 inch diagonal in size. The AMLCDs are illuminated using a light emitting diode (LED) back light. The various components used to make the AMLCDs and backlights may contain 3TGs.

5.	The Facilities Used to Process the Conflict Minerals

Kopin is a “downstream” company with many tiers in its supply chain and does not know, as of this reporting period, which specific smelters/refiners are providing the 3TGs that were incorporated into its manufactured products. As a result, Kopin cannot confirm the extent, if any, to which the 3TGs in its products came from the Covered Countries at this time.

6.	Countries of Origin of Conflict Minerals/Efforts to Determine Mine or Origin with Greatest Possible Specificity

From the information Kopin received from its suppliers, for 2016, Kopin was not able to determine with any certainty the country of origin of the 3TGs in its manufactured products from certain suppliers. The information Kopin received either did not identify the country of origin or the information provided was not directly applicable to specific products supplied to Kopin. As a result, Kopin cannot confirm the extent, if any, to which the 3TGs in its products came from the Covered Countries at this time. In addition, Kopin was unable to identify all of the specific smelters/refiners in its supply chain and as a result could not obtain information regarding the upstream mine or origin of the minerals in question. Kopin will continue to work with its supply chain to identify specific smelters/refiners and will continue to ask for this information as part of its supplier survey process.